January 5, 2006

Ms. Amanda Sledge

Division of Corporate Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

RE:	Genesis Realty Group, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Form 10-QSB for Fiscal Quarter Ended March 31, 2005
Form 10-QSB for Fiscal Quarter Ended June 30, 2005
File No. 0-32037

Dear Ms. Sledge:

We represent Genesis Realty Group, Inc. (“Genesis” or the “Company”). We are in receipt of your letter dated December 14, 2005 regarding the above referenced filing and the following sets forth our response to same:

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements

Report of the Independent Registered Public Accounting Firm, page 1

1.	Please revise to include an audit opinion for the statements of operations, changes in stockholders’ deficiency, and cash flows for the period form November 22, 1999 (inception) to December 31, 2004.

Answer:

The Company and the Independent Registered Public Accounting firm recognize the oversight in the omission of the reference in their audit report for the period November 22, 1999 to December 31, 2004. The registered public accounting firm will correct this omission in all future filings and has corrected the report in the amended filing of the Form 10KSB for the year ended December 31, 2004.

Statements of Operations, page 3

2.

We note you have recorded a gain on sale of investment of $99,500 but do not note any disclosure related to this sale in the notes to your financial statements. Please disclose to us what investment was sold, when and to whom it was sold, and how you accounted for the sale. Please include in your response what accounting literature you relied upon in reaching your conclusions. Finally, please tell us how you classified the proceeds from such sale in the statement of cash flows, based on the guidance in SFAS 95.

Answer:

In November 2000, the Company sold the shares it held in Global Realty to an unrelated third party for $100,000. The Company has provided additional disclosure relating to this transaction and has corrected the reporting on the cash flow statement in the amended filing of the Form 10KSB for the year ended December 31, 2004 and will do so in any appropriate future filings.

Note 8. Stockholders’ Equity, page 12

3.

Please tell us the nature of and the business reason for the transaction with Global Realty Management Group. Also tell us how you accounted for this transaction, including how you determined the original value of the 500,000 shares of Global Realty Management Group and include references to the accounting literature that you relied upon in making such determinations.

Answer:

At the time of the transaction, neither of the related parties had an established market for their securities. The Company based its valuation of the shares issued by Global Realty in the transaction on the valuation used in other related party transactions conducted by Global Realty around the time of the transaction.

Item 8A. Controls and Procedures

4.

We note your statement that based upon you evaluation, your principal executive officer and principal financial officer “concluded that, as of the Evaluation Date, the disclosure controls and procedures were adequate....” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. Further, please revise to reflect an evaluation date as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B. Please make conforming revisions of the Form 10-QSB for the quarter ended June 30, 2005.

Answer:

The Form 10-KSB for the Fiscal Year Ended December 31, 2004 and Form 10-QSB for the Fiscal Quarter Ended June 30, 2005 have each been revised to reflect that the certifying officers have concluded that the Company’s disclosure controls were “effective,” rather than “adequate.” Further, the evaluation date in each report has been amended to coincide with the end of the period covered by that report.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Item 3. Controls and Procedures

5.	Please revise to make reference to the rules defining disclosure controls and procedures, Exchange Act Rules 13a-15(e) and 15d-15(e).

Answer:	The Form 10-QSB for the Fiscal Quarter Ended June 30, 2005 has been revised to make reference to the rules defining disclosure controls and procedures, Exchange Act Rules 13a-15(e) and 15d-15(e).

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

6.	Please tell us when you intend to file your Form 10-QSB for the fiscal quarter ended September 30, 2005, which was due on November 14, 2005.

Answer:

The Company was in the process of preparing the Form 10QSB for the quarter ended September 30, 2005 at the time of the receipt of the comment letter. The Company has not previously filed the report primarily as a result of the closing of the offices for a three week period due to a lack of power resulting from Hurricane Wilma and in order to incorporate any changes required to the quarterly report as a result of the Commission’s comments. This Form 10QSB has been filed simultaneously with this filing.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
GREGG E. JACLIN